Mail Stop 3561

August 22, 2007

Mr. Michael Anderson
Vice President, Corporate Finance
Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

      Re: Churchill Downs Incorporated
             Form 10-K for the year ended December 31, 2006
             Filed March 12, 2007
             File No. 0-1469

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2006
Management's Discussion and Analysis
Overview, page 26

1. In the Overview section of your MD&A, please expand your disclosure to discuss your sales of Hollywood Park, Ellis Park and Hoosier Park in 2005, 2006 and 2007, respectively. Consideration should be given to discussing the reason(s) why these operations were divested, and whether management is considering further divestitures of your racetrack operations. Also, please clarify in the Overview that all of these divestitures are reflected as discontinued operations in your financial statements.

Discontinued Operations, page 40

2. At the beginning of this section, please indicate which racetracks are included in the table summarizing your discontinued operations.

3. Please describe how cash flows from discontinued operations are reported in your statements of cash flows. If not disclosed separately in your statements of cash flows, please quantify cash flows from your discontinued operations in MD&A.

Consolidated Financial Statements
Consolidated Statements of Net Earnings, page 45

4. We note your inclusion of a subtotal for "Gross Profit". In light of the nature of your industry, we believe this type of subtotal is not appropriate on the face of your financial statements. Please revise to remove.

5. Based upon your statement of cash flows for the year ended December 31, 2006, we note that you recognized a total of $21.5 million of asset impairment losses, of which approximately $7.9 million related to the sale of your ownership interest in Hoosier Park. Please clarify the nature of the remaining portion of the impairment losses. Please describe the assets that were found to be impaired, discuss how you determined their fair values, and explain the circumstances under which the impairment occurred.

Note 4. Acquisitions and Other Transactions, page 56
Kentucky Downs Transaction

6. Regarding your transaction with Mr. Kelley, consideration should be given to discussing the transaction in a separate note, as it appears this is a significant related party transaction. Please revise or advise.

Note 12. Long-Term Debt, page 61

7. In Note 4, you refer to Note 12 for a discussion of your transaction with Mr. Kelley. However, this discussion appears to have been omitted from Note 12.

Please revise to include this information, as we note its presentation in previous Form 10-K filings and believe it is still relevant to the current year filing.

8. We note the convertible debt instrument owed to Mr. Kelley has been accumulated with all other debt in your financial statements. As this debt is a significant related party obligation, it appears such debt should be separately identified with it its own caption on the face of the financial statements. Reference is made to Rule 4-08(k) of Regulation S-X. Please revise or advise.

Form 10-Q for the quarter ended June 30, 2007
Note 2. Acquisitions and New Ventures, page 7

9. In the acquisitions of ATAB and BRIS, we noted you allocated the purchase price to various assets, including intangible assets identified for customer relationships, technology and contracts acquired, with the remaining purchase price allocated to goodwill. Based on our review of the purchase agreements, as furnished in Form 8-K on June 12, 2007, we note that non-compete covenants were included in the purchase agreements. Please explain why no allocation was made to the fair value of these covenants, or revise your purchase accounting to allocate a portion of the purchase price to these covenants. Refer to EITF 02-17 for guidance.

10. Please tell us, and disclose in future filings, how you allocated the $25 million of intangible assets between customer relationships, technology and favorable contracts. Also, supplementally tell us how you determined the fair values and useful lives for these intangible assets.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief